November 12, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/ Madams:

Re: BTQ Technologies Corp. (the "Company")

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated November 12, 2024 ("the Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to BDO Canada LLP.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants